General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

May 14, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:       General Communication, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010, as amended April 28, 2010
File No.  0-15279

Dear Mr. Spirgel:

This letter is provided in response to your letter dated May 10, 2010.  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.

Form 10-K/A for the Year Ended December 31, 2009

Item 10.  Directors, Executive Officers and Corporate Governance

1.
We note that you have not included disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company.  In future filings, please include this disclosure,  See Item 401(e) of Regulation S-K.

Response:  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from the Form 10-K/A) will be included immediately before the officer and director biographies in our Definitive Proxy Statement for our 2010 Annual Meeting of Shareholders, which we expect to file on or about May 19, 2010 (the “Proxy Statement”):

~~We believe the specific experiences, qualifications and skills of each of our directors as set forth below~~When considering whether directors have the experience, qualifications, attributes or

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

skills, taken as a whole, to enable the board to satisfy its oversight responsibilities effectively in light of the Company’s business and structure, the board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth below. We believe that the Company’s directors have backgrounds that, when combined, provide us with a board equipped to direct us through an ever challenging course in several segments of the telecommunication business in which we are involved.  These attributes include experience in entrepreneurial, cable service, telecommunication, technological and financial aspects of companies similar to, as well as much larger than, us.

In particular, the members of our board considered the following important characteristics:  with regard to Mr. Brett, his telecommunications and cable experience, as well as his over 40 years experience as a corporate lawyer.  With regards to Messrs. Fisher and Glasgow, the board considered their broad background in finance and their operational experience with cable companies.  With regards to Messrs. Edgerton and Mooney, the board considered their extensive experience and expertise in business development in the telecommunications industry.  The board also considered the broad perspective brought by Mr. Kroloff’s experience in operating diverse businesses throughout Alaska. With regards to Mr. Schneider, the board considered his significant financial and accounting experience including his time spent as Chief Financial Officer of a large public company.  The board also considered the many years of experience with the Company represented by Mr. Duncan, our President and Chief Executive Officer, who has been with the Company since he co-founded it.  Many of our directors, including Messrs. Edgerton, Glasgow, Kroloff, Mooney and Schneider, were initially proposed for nomination by large shareholders of the Company.  Our board has retained each of these directors, even after the shareholders have exited the Company or no longer retained a right to nominate a director, due to the valued expertise our board feels they provide as members.

2.
We note your disclosure on page 9 of your amended Form 10-K that the board is unaware of any events during the past five years materially adverse to the evaluation of the ability or integrity of any director.  In future filings, please include such disclosure for the past ten years.  See Item 401(f) of Regulation S-K.

Response:  We have revised the existing disclosure and will make this change in our Proxy Statement filing.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

3.	Please confirm that you have disclosed for each director all current and prior directorships held in the last five years. See Item 401(e)(2) of Regulation S-K.

Response:  We hereby confirm to the staff that, as required by Item 401(e)(2) of Regulation S-K, we have disclosed for each director all current and prior directorships held in the last five years.

Item 11.  Executive Compensation

Compensation Discussion and Analysis, page 13

4.	Please discuss why Mr. Duncan receives compensation for his services as a director.

Response:  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from the Form 10-K/A) will be included in our Proxy Statement filing under the heading “Compensation Discussion and Analysis – Perquisites”:

o
Board Fees – Provided to Mr. Duncan as one of our directors.  The Compensation Committee believes that it is appropriate to provide such board fees to Mr. Duncan given the additional oversight responsibilities and the accompanying liability incumbent upon members of our board.  In determining the appropriate amount of overall compensation payable to Mr. Duncan in his capacity as  Chief Executive Officer, the Compensation Committee does take into account any such board fees that are payable to Mr. Duncan.  This monitoring of Mr. Duncan’s overall compensation package for services rendered as Chief Executive Officer and as a director is done to ensure that Mr. Duncan is not being doubly compensated for the same services rendered to the Company.

Elements of Compensation, page 18

5.
On page 19, you disclose that Mr. Hughes’ base salary consists of $225,000 cash compensation, $225,000 credited to his Deferred Compensation Arrangement account and amortization of the prepaid portion of a retention agreement.  This would suggest that Mr. Hughes’ base salary is $450,000.  Please reconcile this disclosure on page 19 with the disclosure on page 18 that your Compensation Committee determined to increase Mr. Hughes’ base compensation from $200,000 to $225,000 in 2009.  In addition, in future filings, please discuss why the Compensation Committee increases or decreases base salaries.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

Response: We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from the Form 10-K/A) will be included in our Proxy Statement filing under the heading “Compensation Discussion and Analysis – Process”:

Based upon the information received from its Compensation Consultant, the Compensation Committee determined that, in general, compensation levels for the Company's senior officers were reasonable when compared to officers of companies in our peer group having comparable financial performance.  As a result, with one exception, the Compensation Committee made no adjustments to base compensation for senior executive officers in 2009.  That is, our Compensation Committee separately determined to increase the cash component of Mr. Hughes' base ~~compensation~~salary from $200,000 to $225,000 for that year.  In addition to the cash component, Mr. Hughes’ base salary for 2009 also consists of $225,000 credited to his Deferred Compensation Arrangement account with us, and amortization of the prepaid portion of a retention agreement with him in the amount of $37,500, each of which were unchanged from 2008.  The increase to the cash component of Mr. Hughes’ base salary was the first such increase received by Mr. Hughes since 2006.  The Compensation Committee made such increase in recognition of Mr. Hughes’ excellent performance and the relatively low position of his salary in the marketplace, as well as the growth in the responsibilities of his position within the Company that have occurred since his last base salary increase.  These additional responsibilities are a direct result of the Company’s recent growth initiatives in becoming a facilities based wireless provider and expanding its regulated operations segment through the acquisitions of United Utilities, Inc., United-KUC, Inc. and Unicom, Inc. (collectively, the “United Companies”).

Incentive Compensation Plan, page 20

6.	Please disclose the potential incentive compensation payout amounts for Mr. Landes.

Response: Please see the revised disclosure provided in response to staff comment number seven below, which discloses the potential incentive compensation payout amounts for Mr. Landes.

7.
On page 20, you disclose targeted incentive compensation amounts of $350,000 for Mr. Duncan and $100,000 for each of Mr. Hughes, Mr. Lowber and Ms. Tindall.  On page 21, you disclose that the Compensation Committee authorized cash payouts that, in many cases, significantly exceeded the targeted incentive compensation amounts.  Please discuss how the Compensation Committee arrived at the incentive compensation amounts it determined to pay each named executive officer.  In addition, please discuss and quantify if there were any threshold or maximum potential payouts for each named executive officer.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

Response:  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from the Form 10-K/A) will be included in our Proxy Statement filing under the heading “Compensation Discussion and Analysis – Elements of Compensation – Incentive Compensation Plan”:

Incentive Compensation Plan.  A portion of the Company's compensation to each Named Executive Officer relates to, and is contingent upon, the officer's performance and our financial performance and resources.  ~~This portion of compensation took the form of incentive bonus agreements with each of the Named Executive Officers pursuant to our Incentive Compensation Plan~~Annual cash bonuses are  intended to reward short-term performance and to make our senior executive compensation packages competitive with comparable executive positions in other companies.

In early 2009, our Compensation Committee, using as a guide the Compensation Principles, established targeted compensation levels for 2009 for all senior corporate officers, including the Named Executive Officers.  ~~The specific level for a given officer and related terms for the program and the Incentive Compensation Plan were set forth in agreements between the Company and each officer.~~ Targeted incentive compensation amounts were established at $350,000 for Mr. Duncan and $100,000 for each of Messrs. Hughes and Lowber and Ms. Tindall.  ~~Mr. Landes' incentive compensation was based upon improvements in~~ Such officers were provided with performance goals for 2009 that would be considered by the Compensation Committee at the end of the year in determining the appropriate amount of incentive compensation to be paid.  The 2009 performance goals for this group of officers consisted of the Company achieving Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization~~) compared to the prior year in the consumer line of our~~ before deducting share-based compensation and non-cash contribution adjustments) of $200 million and capital expenditures in the range of $115 million to $120 million.  In addition, each of Mr. Hughes and Ms. Tindall were provided with additional targeted incentive compensation of $50,000 should the Adjusted EBIDTA of the United Companies increase at least 50% from the prior year.   Mr. Landes' targeted incentive

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

compensation was set at 1.67% of the growth of Adjusted EBITDA in the Company’s consumer line of business compared to the prior year.

The specific form and targeted amount of incentive compensation for a Named Executive Officer once adopted by the Compensation Committee as a part of the Compensation Program, was submitted to the board for approval.  Thereafter, these matters were informally reviewed with the employee by our Chief Executive Officer.

~~The~~Despite the establishment of these performance goals and targeted incentive compensation amounts, the Compensation Committee retained complete discretionary authority to adjust the amount of incentive compensation paid at the end of the year.  Ultimately, the payout opportunities for our senior executive officers, including our Named Executive Officers, are for each officer based upon subjective levels of achievement by the individual officer and are heavily influenced by the financial performance of the Company against its current year business plan.  In general, if the plan is met and the individual performed as expected, at least the targeted amount of incentive compensation would be paid.  From time to time, a special award may be made to an individual following an effort resulting in a significant benefit to the Company.  Should the Company’s financial performance materially exceed its business plan, the Compensation Committee would take that into consideration in possibly increasing the amount of the bonus awarded for that year.  In the event an incentive goal is not met, the Compensation Committee may decrease the corresponding bonus.   Even if any incentive goals are met, the Compensation Committee retains complete discretionary authority to reduce or eliminate the incentive compensation amounts or modify the incentive goals as it deems appropriate based on the officers’ performance, our financial performance and resources and any other external events that are outside of our control, such as natural disasters, litigation, regulatory changes or changes in accounting or taxation standards.

The Company has no specific policies for allocating between long-term and currently paid out compensation.  The Compensation Committee attempts to strike an appropriate balance between available resources, the desires of the applicable employee, and a determination of reasonableness based upon an awareness of the competitive environment.  This desire for

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

balance also extends to the allocation between cash and non-cash compensation and among different forms of non-cash compensation.  The Company has no specific policy in the context of long-term compensation for the basis for allocating compensation to each different form of award but strives to encourage management at an appropriate cost to the Company to focus on the long-term performance of the Company in order that management share in the Company’s success as well as participate in any downturns.

Compensation levels may be adjusted by the Compensation Committee based upon a number of factors including available Company resources, financial performance of the Company, an evaluation of the competitive marketplace, and the requirements of its key employees.  Accounting and income tax treatments of compensation are considered by the Compensation Committee with the primary focus on ascertaining that taxable income to the recipients is deductible by the Company and the accounting treatment is consistent with the requirements of current accounting literature.

The Company has no requirements with respect to security ownership by its officers or directors, and it has no policies regarding hedging the economic risk of ownership of Company equity.  Executive officers are invited to provide their input with respect to their compensation to the Compensation Committee primarily through our Chief Executive Officer.

A Named Executive Officer participating in the Compensation Program could, under terms of the corresponding Incentive Compensation Plan agreement with us and pursuant to our Deferred Compensation Plan, elect to defer a significant portion of that compensation.  In this instance, the Named Executive Officer becomes our unsecured creditor.  See ~~within this item 11,~~ "Nonqualified Deferred Compensation~~.~~" below.

During 2009, all of our Named Executive Officers participated in the Incentive Compensation Plan.  Our Compensation Committee determined that the performance requirements of the Incentive Compensation Plan had been satisfied during 2009 and, in consideration of the competitive market, authorized cash payouts to the Named Executive Officers pursuant to the plan as follows:  Mr. Duncan – $750,000; Mr. Hughes – $252,000; Mr. Lowber – $125,000; Ms. Tindall – $213,723; and Mr. Landes – $664,671.

While the Company’s Adjusted EBITDA for the year was $192.9 million (short of the $200 million performance target), the Compensation Committee believed that the Named Executive

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

Officers were instrumental in achieving critical Company initiatives, such as redirecting the Company’s growth from its carrier to its retail business, the construction of a statewide mobile wireless network that seamlessly links urban and rural Alaska for the first time in the state’s history and successfully refinancing indebtedness through the issuance of $425.0 million principal amount of Senior Notes.  The Compensation Committee further believed that the initial $200 million Adjusted EBITDA target should be adjusted in light of deteriorating economic conditions during the year.  The Compensation Committee also factored in that the Named Executive Officers efficiently managed the Company’s resources such that 2009 capital expenditures totaled $119.3 million, which facilitated the Company’s stated corporate objective of generating additional free cash flow.  The Compensation Committee further considered that the performance of the Company for the year was strong relative to its primary competitor.

Once the Compensation Committee determined that the adjusted performance goals for the year were met, an analysis of the appropriate cash payouts was undertaken.  The Compensation Committee concluded that the targeted incentive compensation amounts were substantially below the amount of incentive compensation paid by other comparable public companies.  Competition for high quality executive level talent is particularly fierce in the Alaska market and the Compensation Committee concluded that the actual cash payouts needed to be significantly increased in order to remain competitive in the marketplace.  With respect to Mr. Hughes and Ms. Tindall, the Compensation Committee included a $50,000 cash payment due to the fact that Adjusted EBITDA for the United Companies grew by at least 50% for 2009.

Mr. Landes' incentive compensation was paid in accordance with the targeted incentive compensation of 1.67% of the growth of Adjusted EBITDA in the Company’s consumer line of business compared to the prior year.  The Compensation Committee believed that such a payment was appropriate given the strong 2009 performance of the Company’s consumer segment.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

8.
Please tell us in your response letter why you determined to disclose the incentive compensation awards as bonuses in the Summary Compensation Table rather than as non-equity incentive plan compensation.

Response:  In response to the staff’s comment, and in accordance with answer 119.02 of the staff’s Regulation S-K Compliance & Disclosure Interpretations, dated March 12, 2010, the Summary Compensation Table will be revised to show, as non-equity incentive plan compensation, those amounts received by named executive officers which were targeted incentive compensation amounts, as discussed in the revised disclosure provided in response to staff comment number seven above, and as bonus, those amounts paid in excess of the targeted incentive compensation amounts.  For example, for fiscal year 2009, Messrs. Duncan, Hughes and Lowber received bonuses of $400,000, $102,000 and $25,000 and nonequity incentive plan compensation of $350,000, $150,000 and $100,000, respectively.

9.
On page 21, you disclose that the “Compensation Committee determined that the performance requirements of the Incentive Compensation Plan had been satisfied during 2009.”  Please disclose the specific performance goals in future filings, including threshold, target and maximum levels for each performance goal.  To the extent you believe that disclosure of the objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  Please note, however, that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Response: Please see our response to staff comment number seven above.

Stock Option Plan, page 21

10.
You disclose that the exercise price for options granted under your Stock Option Plan “was identified as an amount within the trading range for our common stock on Nasdaq on the day of the grant of the option.”  In your response letter, tell us when the Compensation Committee determines the exercise price in relation to when the option is granted and how it determines which price within the trading range to use as the exercise price.

Response:  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from the Form 10-K/A) will be included in our Proxy Statement filing under the heading “Compensation Discussion and Analysis – Elements of Compensation – Stock Option Plan”:

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

Stock Option Plan.  Options and awards, if granted to the Named Executive Officers, were granted pursuant to terms of our Stock Option Plan.  In particular, the exercise price for options in each instance was ~~identified as an amount within the trading range~~ the closing price for our Class A common stock on the Nasdaq Global Select Market on the day of the grant of the option.  Options, if granted, were granted contemporaneously with the approval of the Compensation Committee, typically early in the year in question or late the previous year as described above.

Summary Compensation Table, page 31

11.
Please confirm that for awards of stock and options, the amount disclosed in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (column (e)).  In future filings, disclose all assumptions made in the valuation of awards in the stock and option columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.  Provide similar footnote disclosure for the stock and option awards columns of the director compensation tale.  See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:  We hereby confirm to the staff that, as required by Item 402(c)(2)(v) and (vi) of Regulation S-K, for awards of stock and options, the amount disclosed in the Summary Compensation Table and the Director Compensation Table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (column (e)).  We have revised the existing Summary Compensation Table and Director Compensation Table and respectfully submit that the following footnote will be added to the “Stock Awards” and “Options Awards” columns of the Summary Compensation Table and the Director Compensation Table in our Proxy Statement filing:

This column reflects the grant date fair values of awards of Class A common stock, restricted stock awards or stock options granted in the fiscal year indicated which were computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718, Compensation – Stock Options (“ASC Topic 718”). Assumptions used in the calculation of these amounts are set forth in Footnote 8 to the Company’s audited financial statements for the fiscal year indicated in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

Deferred Compensation Arrangements, page 36

12.
For each deferred compensation arrangement with each named executive officer, please discuss the types of compensation permitted to be deferred, and any limitations (by percentage of compensation or otherwise) on the extent to which deferral is permitted.  Refer to Regulation S-K Item 402(i)(3).

Response:  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from the Form 10-K/A) will be included in our Proxy Statement filing in the first paragraph under the heading “Nonqualified Deferred Compensation – Deferred Compensation Plan”:

We have, from time to time, entered into Deferred Compensation Arrangements with certain of our executive officers, including several of the Named Executive Officers.  These arrangements are negotiated with individual officers on a case-by-case basis. The status of these arrangements during 2009 is summarized for each of our Named Executive Officers in the following table and further descriptions of them are provided following the table.

In addition, the following will be included in our Proxy Statement filing in the last paragraph under the heading “Nonqualified Deferred Compensation – Deferred Compensation Plan”:

Other than the Deferred Compensation Arrangements described above, no Named Executive Officer is entitled to defer any additional consideration.  Any additional Deferred Compensation Arrangements would have to be separately negotiated with and agreed to by the Compensation Committee.

13.
We note that Mr. Hughes’ salary deferred compensation arrangements earns 10% interest per year and a separate deferred compensation arrangement earns 7.5% interest per year.  We also note that Mr. Lowber’s deferred compensation arrangements earn 9% and 7.25% interest per year.  Please disclose as all other compensation in the Summary Compensation Table the amount of above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified, including such earnings on non-qualified defined contribution plans.  Refer to Regulation S-K Item 402(c)(2)(viii)(B).

Response:  In response to the staff’s comment, the Summary Compensation Table will be revised to include, under “Change in Pension Value and Nonqualified Deferred Compensation Earnings,” $10,899, the amount of above-market earnings on Mr. Hughes’ deferred compensation.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 14, 2010

Mr. Lowber is earning 9% on a deferred compensation arrangement which was entered into in July 1992 when the applicable Federal rate was 7.73% and therefore the  allowable rate (120%) was 9.28%, which is in excess of the 9% interest rate paid.  The smaller deferred compensation arrangement with Mr. Lowber earns interest at a rate of 7.25% and was entered into in February 2007 when the applicable Federal rate was 4.86% and therefore the allowable rate was 5.83%.  Mr. Lowber’s agreements were netted to a net negative preferential earnings, and therefore no change will be made to Mr. Lowber’s compensation disclosure.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (907) 868-5628 if you have additional questions or require more information.

Sincerely,

/s/ John M. Lowber

John M. Lowber
Senior Vice President and Chief Financial Officer
General Communication, Inc.

cc:       Steven D. Miller, Esq., Sherman & Howard L.L.C.
Reid S. Hooper, United States Securities and Exchange Commission